Exhibit 11

                             RANGER INDUSTRIES, INC.
                       (formerly Coleco Industries, Inc.)

                        COMPUTATION OF EARNINGS PER SHARE

              for the years ended December 31, 1996, 1995 and 1994

                                     -------

                                            1996          1995          1994
                                            ----          ----          ----

Primary:

   Net loss                             $  (140,697)  $  (173,189)  $  (200,487)

   Average common shares outstanding      4,000,000     4,000,000     4,000,000

   Primary loss per share               $      (.04)  $      (.04)  $      (.05)


Fully diluted:

   Net loss                             $  (140,697)  $  (173,189)  $  (200,487)

   Average common shares outstanding      4,000,000     4,000,000     4,000,000

   Fully-diluted loss per share         $      (.04)  $      (.04)  $      (.05)